MAPLE TREE KIDS, INC.
119 Rockland Center, Suite 75
Nanuet, NY 10954

January 15, 2014

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Registration Statement on Form S-1 Filed November 5, 2013 File No. 333-192093

Attention:	Ms. Mara Ransom Assistant Director

Dear Ms. Ransom:

On behalf of Maple Tree Kids, Inc. (“Maple Tree” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 30, 2013, providing the Staff’s comments with respect to the above referenced amendment to the Company’s Form S-1 Registration Statement (“Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Dilution, page 19

1. We read your response to comment 8 of our letter dated December 4, 2013. It appears the dilution to new investors assuming the maximum amount of proceeds raised is approximately $.0124. Please advise us, or revise your calculations.

COMPANY RESPONSE: We incorrectly calculated the dilution to new investors in the Registration Statement. We have revised the dilution section to indicate, as per your comment, that the dilution to new investors assuming the maximum amount of the proceeds is raised is $.0124.

Liquidity and Capital Resources, page 23

2. We note your response to comment 10 in our letter dated December 4, 2013 and your disclosure that you anticipate meeting your future cash requirements though debt financing from your principal shareholder. Please disclose whether you currently have any agreements with your principal shareholder to provide such financing, written or unwritten. If you have any such agreements, please briefly describe the agreement in your prospectus. If you do not currently have any such agreements, please state this fact in your prospectus.

COMPANY RESPONSE: Although we anticipate meeting our future cash requirements though debt financing from our principal shareholder, we do not currently have any agreements with our principal shareholder to provide such financing, written or unwritten. Accordingly, we have revised the disclosure in the Registration Statement to clearly indicate that we do not currently have any agreements with our principal shareholder to provide financing, written or unwritten.

Executive Compensation, page 34

3. As applicable, please update the disclosure in this section to reflect the compensation paid to your named executive officer(s) in the fiscal year ended December 31, 2013. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

COMPANY RESPONSE: We updated our executive compensation disclosure to reflect compensation paid to our named executive officer in the fiscal year ended December 31, 2013 and 2012 in accordance with Regulation S-K and Disclosure Question 117.05.

Please contact the undersigned with any questions, comments or other communications to the Company.

Sincerely,

Maple Tree Kids, Inc.

By: /s/Irina Goldman
Irina Goldman
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director